SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C. 20549

                              Schedule 13G/A

                 Under the Securities Exchange Act of 1934
                            (Amendment No. 4)*


                     Performance Food Group Company

                            (Name of Issuer)
                     ______________________________

                              Common Stock

                     (Title of Class of Securities)
                     ______________________________

                               713755106

                            (CUSIP Number)
                     ______________________________

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1 934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                       (Continued on following(s))
                            Page 1 of 4 Pages


CUSIP No. 713755106                       13G/A           Page 2 of 4 Pages

_______________________________________________________________________________

1     NAME OF REPORTING PERSON
      S.S. OR I.R.S IDENTIFICATION NO. OF ABOVE PERSON

      Performance Food Group Company Employee Savings and Stock Ownership Plan and Trust
_______________________________________________________________________________

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) {  }
      N/A                                                       (b) {  }
_______________________________________________________________________________

3     SEC USE ONLY
_______________________________________________________________________________

4     CITIZENSHIP OR PLACE OF ORGANIZATION

              United States
_______________________________________________________________________________

NUMBER OF       5       SOLE VOTING POWER
SHARES                        -0-
             __________________________________________________________________

BENEFICIALLY    6       SHARED VOTING POWER
OWNED BY
                              633,674
             __________________________________________________________________

EACH            7       SOLE DISPOSITIVE POWER
REPORTING
                              -0-
             __________________________________________________________________

PERSON          8       SHARED DISPOSITIVE POWER
WITH
                              1,443,662
_______________________________________________________________________________

9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              1,443,662
_______________________________________________________________________________

10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
_______________________________________________________________________________

11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

              11.6%
_______________________________________________________________________________

12   TYPE OF REPORTING PERSON*

              EP
_______________________________________________________________________________
                     *SEE INSTRUCTION BEFORE FILLING OUT!


                                                          Page 3 of 4 Pages

                                SCHEDULE 13G/A

                                       Description

Item 1 (a).    Name of Issuer:         Performance Food Group Company

Item 1 (b).    Address of Issuer's     6800 Paragon Place, Suite 500
               Principal Executive     Richmond, VA 23230
               Offices:

Item 2(a).     Name of Person Filing:  Performance Food Group Company Employee
                                       Savings and Stock Ownership Plan and
                                       Trust (the "Plan")

Item 2(b).     Address of Principal    6800 Paragon Place, Suite 500
               Business Office:        Richmond, VA 23230

Item 2(c).     Citizenship:            United States

Item 2(d).     Title of Class          Common stock ("Common Stock")
               of Securities:

Item 2(e).     CUSIP Number:           713755106

Item 3. If this statement is filed pursuant to 13d-1 (b), or 13d-2(b), check whether the person is a f) Employment Benefit Plan, Pension Fund which is subject to the provision of the Employee Retirement Income Security Act of 1974 or Endowment Fund; see Rule 240.13d-1 (b)(ii)(F).

Item 4. Ownership:

                As of December 31, 1997, there were 1,443,662 shares of common stock of the Company (the "Shares") held within the Plan (11.6% of the total outstanding Shares), of which 809,988 shares have been allocated to the accounts of participants. Total Shares over which the Plan has shared voting power is 633,674 (5.1 % of the total outstanding Shares) and total shares over which the Plan has shared dispositive power is 1,443,662 (11.6% of the total outstanding Shares). The Plan has sole voting and sole disposition power over no Shares.*

Item 5. Ownership of Five Percent or Less of a Class:

                Not applicable.

        *The Plan is administered by a committee appointed by the Board of Directors of the Company, which committee is comprised of, Roger L. Boeve, the Company's Chief Financial Officer, David W. Sober, the Company's Vice President for Human Resources and John D. Austin, the Company's Corporate Treasurer. The committee directs investment decisions (other than permitted participant directed transactions) and shares voting power with the Plan trustees with respect to unallocated Shares in the Plan.

Item 6. Ownership of More than Five Percent on Behalf of Another Person:

                Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company:

        Not applicable.

Item 8. Identification and Classification of Members of the Group:

	Not applicable.

Item 9. Notice of Dissolution of Group:

	Not applicable.

Item 10. Certification:

        By signing below I certify that, to the best of my knowledge and belief the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transactions having such purpose or effect.

                               SIGNATURE

        After reasonable inquiry and to the best of the knowledge and belief of the undersigned, I certify that the information set forth in this statement is true, complete and correct as of this 11th day of February, 1998.


                                PERFORMANCE FOOD GROUP COMPANY
                                EMPLOYEE SAVINGS AND STOCK OWNERSHIP
                                PLAN AND TRUST


                                By:     /s/ Roger L. Boeve
                                        ________________________________
                                        Roger L. Boeve, Trustee


                                By:     /s/ David W. Sober
                                        ________________________________
                                        David W. Sober, Trustee


                                By:     /s/ John D. Austin
                                        ________________________________
                                        John D. Austin, Trustee

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